UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Meridian Corporation
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

58958P104
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

__________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	58958P104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Ategra Community Financial Institution Fund, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

829,566

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

829,566

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

829,566

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.4%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No.	58958P104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Ategra GP, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

935,727

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

935,727

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

935,727

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.4%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.	58958P104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Ategra Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

992,956

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

992,956

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

992,956

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.9%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, OO

CUSIP No.	58958P104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jonathan Holtaway

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

992,956

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

992,956

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

992,956

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.9%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

CUSIP No.	58958P104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jacques Rebibo

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

44,200

6.	SHARED VOTING POWER

992,956

7.	SOLE DISPOSITIVE POWER

44,200

8.	SHARED DISPOSITIVE POWER

992,956

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,037,156

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.3%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

CUSIP No. 58958P104

Item 1.	(a).	Name of Issuer:

Meridian Corporation

(b).	Address of issuer's principal executive offices:

9 Old Lincoln Highway Malvern, Pennsylvania 19355

Item 2.	(a).	Name of person filing:

Ategra Community Financial Institution Fund, L.P. Ategra GP, LLC Ategra Capital Management, LLC Jonathan Holtaway Jacques Rebibo

(b).	Address or principal business office or, if none, residence:

Ategra Community Financial Institution Fund, L.P.

8229 Boone Blvd., Suite 305

Vienna, VA 22182

Ategra GP, LLC

8229 Boone Blvd., Suite 305

Vienna, VA 22182

Ategra Capital Management, LLC

8229 Boone Blvd., Suite 305

Vienna, VA 22182

Jonathan Holtaway

c/o Ategra Capital Management, LLC

8229 Boone Blvd., Suite 305

Vienna, VA 22182

Jacques Rebibo

c/o Ategra Capital Management, LLC

8229 Boone Blvd., Suite 305

Vienna, VA 22182

(c).	Citizenship:

Ategra Community Financial Institution Fund, L.P. – Delaware

Ategra GP, LLC – Delaware

Ategra Capital Management, LLC – Delaware

Jonathan Holtaway - United States of America

Jacques Rebibo - United States of America

(d).	Title of class of securities:

Common Stock, par value $1.00 per share

(e).	CUSIP No.:

58958P104

Item 3.	If This Statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	[_]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);
(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[_]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	[_]	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:

Ategra Community Financial Institution Fund, L.P. – 829,566 Ategra GP, LLC – 935,727 Ategra Capital Management, LLC – 992,956 Jonathan Holtaway - 992,956 Jacques Rebibo - 1,037,156

	(b)	Percent of class:

Ategra Community Financial Institution Fund, L.P. – 7.4% Ategra GP, LLC – 8.4% Ategra Capital Management, LLC – 8.9% Jonathan Holtaway - 8.9% Jacques Rebibo – 9.3%

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote
Ategra Community Financial Institution Fund, L.P. – 0 Ategra GP, LLC – 0 Ategra Capital Management, LLC – 0 Jonathan Holtaway - 0 Jacques Rebibo – 44,200

(ii)	Shared power to vote or to direct the vote
Ategra Community Financial Institution Fund, L.P. – 829,566 Ategra GP, LLC – 935,727 Ategra Capital Management, LLC – 992,956 Jonathan Holtaway - 992,956 Jacques Rebibo - 1,037,156
(iii)	Sole power to dispose or to direct the disposition of
Ategra Community Financial Institution Fund, L.P. – 0 Ategra GP, LLC – 0 Ategra Capital Management, LLC – 0 Jonathan Holtaway – 0 Jacques Rebibo – 44,200
(iv)	Shared power to dispose or to direct the disposition of
Ategra Community Financial Institution Fund, L.P. – 829,566 Ategra GP, LLC – 935,727 Ategra Capital Management, LLC – 992,956 Jonathan Holtaway - 992,956 Jacques Rebibo – 1,037,156

Instruction: For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

All securities reported in this Schedule 13G for which the reporting persons have shared voting and dispositive power are owned by advisory clients of Ategra Capital Management, LLC. None of the advisory clients, except Ategra Community Financial Institution Fund, L.P., individually owns more than 5% of the outstanding shares of Common Stock, par value $1.00 per share, of the issuer.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

See Exhibit B attached hereto.

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2024
(Date)

Ategra Community Financial Institution Fund, L.P.
By: Ategra GP, LLC
By: /s/ Jonathan Holtaway
Managing Member

Ategra GP, LLC*

By: /s/ Jonathan Holtaway
Managing Member

Ategra Capital Management, LLC*
By: /s/ Jonathan Holtaway
Managing Member
Jonathan Holtaway*
By: /s/ Jonathan Holtaway

Jacques Rebibo*
By: /s/ Jacques Rebibo

*Each reporting person disclaims beneficial ownership over the securities reported herein except to the extent of its pecuniary interest therein.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Amendment No. 6 to Schedule 13G dated February 13, 2024 relating to the Common Stock, par value $1.00 per share of Meridian Corporation, shall be filed on behalf of the undersigned.

February 13, 2024
(Date)

Ategra Community Financial Institution Fund, L.P.
By: Ategra GP, LLC
By: /s/ Jonathan Holtaway
Managing Member

Ategra GP, LLC

By: /s/ Jonathan Holtaway
Managing Member

Ategra Capital Management, LLC
By: /s/ Jonathan Holtaway
Managing Member
Jonathan Holtaway By: /s/ Jonathan Holtaway

Jacques Rebibo
By: /s/ Jacques Rebibo

Exhibit B

Each of Jonathan Holtaway and Jacques Rebibo has beneficial ownership by virtue of his role as a control person of Ategra Capital Management, LLC.